09041149

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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[A]NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING June 1, 2008 (MM/DD/YY) AND ENDING May 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stoever, Glass & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Wall Street
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick J. Stoever 212-952-1910
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Todman & Co., CPAs, P.C.
(Name – *if individual, state last, first, middle name*)

120 Broadway (Address) New York (City) NY (State) 10271 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUL 28 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
08

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FREDERICK J. STOEVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stoever, Glass & Co., Inc., as of May 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires March 30, 2010

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2009

CONTENTS

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Stoever, Glass & Co., Inc.
30 Wall Street
New York, NY 10005

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. as of May 31, 2009 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2009 and for the year then ended, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs P.C.

New York, New York
July 24, 2009

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2009

ASSETS

Cash	$ 985,062
Cash segregated under federal and other regulations	100,000
Receivable from brokers and dealers	2,348,438
Receivable from customers	1,570,305
Securities owned, at fair value	12,391,712
Accrued interest receivable	201,413
Prepaid income taxes	202,197
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $384,097	12,131
Deferred tax asset	67,000
Other assets	135,149
Total assets	$ 18,013,407

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Collateral loans payable	$ 4,000,000
Payable to brokers and dealers	1,038,079
Securities sold, not yet purchased, at fair value	1,744,798
Payable to customers	90,746
Loan payable to stockholder	4,000,000
Income taxes payable	431,096
Other liabilities and accrued expenses	524,980
	11,829,699
Subordinated borrowings	400,000
Commitments and contingencies	
Stockholders' equity	
Common stock - $10 par value	
Authorized: 1,000 shares	
Issued and outstanding: 500 shares	5,000
Additional paid-in capital	139,678
Retained earnings	5,854,210
	5,998,888
Less: Treasury stock, at cost, 50 shares	(215,180)
Total stockholders' equity	5,783,708
Total liabilities and stockholders' equity	$ 18,013,407

The accompanying notes are an integral part of these financial statements.

STOEVER, GLASS & CO., INC.
NOTES TO FINANCIAL STATEMENTS
MAY 31, 2009

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business

Stoever, Glass & Co., Inc. (the "Company") operates mainly as a bond broker-dealer serving individual and institutional customers throughout the United States.

Revenue Recognition

Securities transactions are recorded on a settlement date basis. There is no material difference between the trade date and settlement date. Interest is recognized on the accrual basis.

Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased are reflected at fair value in accordance with SFAS 157 (see Note 3). The resulting difference between cost and fair value is included in trading profits.

Depreciation and Amortization

Depreciation is provided for on a straight-line basis to a maximum of five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the improvement, whichever is less.

Income Taxes

The Company accounts for income taxes using the asset and liability method pursuant to SFAS 109. SFAS 109 requires that deferred tax liabilities and assets be established based on the difference between the financial statement and income tax basis of assets and liabilities, using existing tax rates. Consequently, deferred taxes result from the future tax consequences associated with temporary differences, including utilization of net operating losses.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Recent Accounting Pronouncements

In July 2006, Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "*Accounting for Uncertainty in Income Taxes*", ("FIN 48"). Upon implementation of FIN 48, the entity will be required to utilize different recognition thresholds and measurement requirements as compared to prior technical literature. On December 30, 2008, the FASB issued FASB Staff Position 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises"*, deferred the implementation of FIN 48 to fiscal years beginning after December 15, 2008, and on July 8, 2009 it was deferred to periods ending after September 30, 2009. The Company elected to defer the application of FIN 48.

Note 2 - Cash Segregated Under Federal and Other Regulations

Cash in the amount of $100,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. There was no requirement at May 31, 2009.

Note 3 - Fair Value Measurements of Securities Owned and Securities Sold, Not Yet Purchased

The Company adopted the provisions of Statement of Financial Accounting Standards No. 157, *"Fair Value Measurements"* ("SFAS 157"), effective June 1, 2009. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

Accordingly, the Company began to group its securities measured at fair value in three levels, based on the markets in which the securities are traded and the observability of the assumptions used to determine fair value as follows:

- Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.
- Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
- Level 3 – Significant observable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A substantial percentage of the fair value of the Company's securities owned and securities sold, not yet purchased are based on observable market prices, observable market parameters, or derived from broker or dealer prices or based on completed transactions. The availability of observable market prices and pricing parameters can vary from product to product. Where available, observable market prices and pricing or market parameters in a product may be used to derive a price without requiring significant judgment The Company's assets and liabilities measured at fair value on a recurring basis did not require significant unobservable inputs or significant judgment or estimation.

The inputs and methology used or valuing the following securities are not necessarily an indication of the risk associated with investing in those securities.

	Owned	Sold, Not Yet Purchased	Fair Value Hierarchy
Corporate obligations	$ 4,000,269	$ 1,744,798	Level 2
State and municipal obligations	8,319,418	-	Level 2
Equities	72,025	-	Level 1
	$ 12,391,712	$ 1,744,798	

Note 4 - Collateral Loans Payable

Short-term bank loans of $4,000,000 bearing interest at a fluctuating rate based upon the broker call rates (1.9% at May 31, 2009) are fully collateralized by securities owned by the Company or customer unpaid securities pledged.

Note 5 - Subordinated Borrowings

The Company's subordinated borrowings of $400,000, payable to the principal stockholder on January 31, 2010 with annual interest at 4%, are approved annually by FINRA in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the cash subordinated loan agreement due on January 31, 2010. Total interest expense for the period was $16,000.

Note 6 - Related Party Transaction

During the year, the Company borrowed an additional $1,500,000 and owes its principal stockholder $4,000,000 at May 31, 2009. The loan is payable on demand, bearing interest at 4% per annum. Total interest expense for the year amounted to $140,657.

Note 7 - Commitments and Contingencies

Lease Commitment

Effective June 1, 2007, the Company renewed its lease agreement for office space scheduled to expire on May 31, 2012 with an option to cancel after May 31, 2010. Rent expense, including utilities, etc., approximated $301,500 for the year. The future minimum annual rental payments, excluding escalation costs, for the years ending May 31 are as follows:

Year Ending	Amount
2010	$ 235,569
2011	215,938
2012	215,938
	$ 667,445

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

Note 8 - Profit Sharing Plan and 401(k) Plan

The Company has a voluntary defined contribution profit sharing plan and 401(k) plan. No contribution was accrued for the year ended May 31, 2009.

Note 9 - Income Taxes

The income tax provision consists of the following:

	2008
Current:	
Federal	$ 749,700
State/City	477,875
	1,227,575

Note 9 - Income Taxes (Continued)

	2008
Deferred:	
Federal	(14,800)
State/City	(19,700)
	(34,500)
Total	$ 1,193,075

The income tax provisions were computed on the book taxable income after giving effect to permanent tax exempt interest income net of disallowed interest expenses for federal purposes of approximately $325,000.

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable in the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. Deferred tax assets of $67,000 consist of temporary differences in recording security transactions income between trade date and settlement date at May 31, 2009.

The Company is subject to New York State, New York City and New Jersey corporate income taxes on profits mainly derived from principal transactions based on services performed in each state. However, the Company may elect to allocate its gross income from principal transactions based on the location of the customer as permitted by New York State single factor allocation formula. Accordingly State and City income tax provisions may differ from actual allocations determined when tax returns are prepared.

Note 10- Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of May 31, 2009, the Company's net capital ratio was 107% and the Company had net capital of $4,710,242, which exceeded the requirement of $336,455 by $4,373,787. Also, the Company is a member of Depository Trust Clearing Corporation ("DTC") which requires a minimum net capital of $1,000,000.

Note 11 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. Customers' securities transactions are transacted on a cash basis. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased. These transactions may expose the Company to off-balance-sheet risk to fully cover losses which customers may incur. Should the customer be unable to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill

Note 11 - Financial Instruments with Off-Balance-Sheet Risk (Continued)

customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement date basis in accordance with industry practice. The risk of loss associated with transactions executed, but not yet settled is similar to settled transactions in that it relates to customers and brokers inabilities to meet the terms of their contracts.

The Company's financing and securities settlement activities require the Company to pledge proprietary and/or (unpaid) customer securities as collateral in support of secured financing sources such as bank loans. In the event the counterparty is unable to meet its obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company seeks to control this risk by monitoring collateral values on a daily basis and requiring either the infusion of additional collateral or the reduction of securities positions, when necessary, as well as establishing credit limits.

Included in receivable from and payable to brokers, dealers and clearing organizations are amounts payable and receivable upon receipt or delivery of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral, when necessary.

The Company, at times, maintains cash balances at financial institutions in excess of federal insured limits.

A copy of the Company's Statement of Financial Condition as at May 31, 2009, pursuant to SEC Rule 17a-5, is available for inspection at the regional office of the Securities and Exchange Commission and at the principal office of the Company.

Member AICPA Division for Firms,
Center for Public Company Audits and
Private Company Practice Sections
Registered with the Public Company
Accounting Oversight Board

TODMAN & CO., CPAS, P.C.
Certified Public Accountants and Business Consultants
An Affiliate of TRIEN ROSENBERG

120 Broadway, Suite 955
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

To the Officers and Directors of
Stoever Glass & Co., Inc.
30 Wall Street
New York, NY 10005

Our report on our audit of the basic financial statement of Stoever Glass & Co., Inc. for the year ended May 31, 2009 was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Todman & Co., CPAs, P.C.

New York, New York
July 24, 2009

STOEVER, GLASS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
MAY 31, 2009

Total stockholders' equity		$ 5,783,708
Subordinated borrowings		400,000
Total		6,183,708
Deductions		
Nonallowable assets	$ 385,946	
Capital charges pursuant to SEC Rule 15c3-1:		
Firm securities, including undue concentration	842,037	
Failed to deliver	59,512	
Failed to receive	55,157	
Optional 4% customer charge on bank loans	3,814	
Fidelity bond	70,000	
Defaulted securities	57,000	
Total deductions		1,473,466
Net capital		4,710,242
Minimum net capital required		
Greater of 6 2/3% of aggregate indebtedness of $5,046,822 or $250,000		336,455
Capital in excess of minimum requirement		$ 4,373,787
Capital ratio (maximum allowance 1500%)		
Aggregate indebtedness	$ 5,046,822	= 107%
Divided by: Net capital	4,710,242	
Aggregate indebtedness		
Payable to customers	$ 90,746	
Loan payable to stockholder	4,000,000	
Income taxes payable	431,096	
Other liabilities and accrued expenses	524,980	
Total	$ 5,046,822	

There were no material differences between the audited computation of net capital under Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 focus report, as amended on July 23, 2009. Accordingly, no reconciliation is necessary.

See independent auditor's report.

STOEVER, GLASS & CO., INC.

ABRIDGED STATEMENT
AND SUPPLEMENTARY INFORMATION

MAY 31, 2009